UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.  1)*

Under the Securities Exchange Act of 1934

McAfee Corp.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Titles of Class of Securities)

579063108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 579063108	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 117,501,906 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 117,501,906 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,501,906 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.9% (2)
12	TYPE OF REPORTING PERSON* OO

(1) Includes (i) 59,894,768 shares of Class A Common Stock (as defined below) and (ii) 57,607,138 shares of Class A Common Stock issuable upon the exchange of 57,607,138 Common Units (as defined below) (together with an equal number of shares of Class B Common Stock (as defined below)).

(2) The calculation assumes that there is a total of 240,265,633 shares of Class A Common Stock outstanding, which is the sum of (i) the 182,658,495 shares of Class A Common Stock outstanding as of November 2, 2021, as reported on Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on November 9, 2021, and (ii) the 57,607,138 shares of Class A Common Stock issuable upon the exchange of the 57,607,138 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 579063108	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 117,501,906 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 117,501,906 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,501,906 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.9% (4)
12	TYPE OF REPORTING PERSON* IN

(3) Includes (i) 59,894,768 shares of Class A Common Stock and (ii) 57,607,138 shares of Class A Common Stock issuable upon the exchange of 57,607,138 Common Units (together with an equal number of shares of Class B Common Stock).

(4) The calculation assumes that there is a total of 240,265,633 shares of Class A Common Stock outstanding, which is the sum of (i) the 182,658,495 shares of Class A Common Stock outstanding as of November 2, 2021, as reported on Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 9, 2021, and (ii) the 57,607,138 shares of Class A Common Stock issuable upon the exchange of the 57,607,138 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 579063108	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 117,501,906 (5)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 117,501,906 (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,501,906 (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.9% (6)
12	TYPE OF REPORTING PERSON* IN

(5) Includes (i) 59,894,768 shares of Class A Common Stock and (ii) 57,607,138 shares of Class A Common Stock issuable upon the exchange of 57,607,138 Common Units (together with an equal number of shares of Class B Common Stock).

(6) The calculation assumes that there is a total of 240,265,633 shares of Class A Common Stock outstanding, which is the sum of (i) the 182,658,495 shares of Class A Common Stock outstanding as of November 2, 2021, as reported on Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 9, 2021, and (ii) the 57,607,138 shares of Class A Common Stock issuable upon the exchange of the 57,607,138 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 579063108	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 117,501,906 (7)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 117,501,906 (7)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,501,906 (7)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.9% (8)
12	TYPE OF REPORTING PERSON* IN

(7) Includes (i) 59,894,768 shares of Class A Common Stock and (ii) 57,607,138 shares of Class A Common Stock issuable upon the exchange of 57,607,138 Common Units (together with an equal number of shares of Class B Common Stock).

(8) The calculation assumes that there is a total of 240,265,633 shares of Class A Common Stock outstanding, which is the sum of (i) the 182,658,495 shares of Class A Common Stock outstanding as of November 2, 2021, as reported on Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 9, 2021, and (ii) the 57,607,138 shares of Class A Common Stock issuable upon the exchange of the 57,607,138 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 579063108	SCHEDULE 13G	Page 6 of 11

Item 1(a).	Name of Issuer:

McAfee Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6220 America Center Drive

San Jose, California 95002

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), David Bonderman, James G. Coulter and Jon Winkelried (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the controlling shareholder of TPG GPCo, Inc., a Delaware corporation, which is the sole (i) member of TPG Holdings II-A, LLC, a Delaware limited liability company, and (ii) shareholder of TPG Holdings III-A, Inc., a Cayman Islands exempted company.

TPG Holdings II-A, LLC is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of TPG VII Manta GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG VII Manta GenPar, L.P., a Delaware limited partnership,, which is the general partner of each of (i) TPG VII Manta Blocker Co-Invest I, L.P., a Delaware limited partnership (“TPG Co-Invest”), which directly holds 26,093,703 shares of Class A Common Stock, (ii) TPG VII Manta AIV I, L.P., a Delaware limited partnership (“TPG AIV I”), which directly holds 28,768,752 shares of Class A Common Stock, (iii) TPG VII Manta AIV Co-Invest, L.P., a Delaware limited partnership (“TPG AIV Co-Invest”), which directly holds 3,946,567 Class A units (“Common Units”) of Foundation Technology Worldwide LLC and an equal number of shares of Class B common stock (“Class B Common Stock”) of the Issuer, and (iv) TPG VII Manta Holdings II, L.P., a Delaware limited partnership (“TPG Manta Holdings II”), which directly 53,660,571 Common Units and an equal number of shares of Class B Common Stock.

TPG Holdings III-A, Inc. is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Operating Group III, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar VII SBS SA I Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VII SBS SA I, L.P., a Delaware limited partnership, which is the general partner of TPG VII Side-by-Side Separate Account I, L.P. (“TPG Side-by-Side” and together with TPG Co-Invest, TPG AIV I, TPG AIV Co-Invest and TPG Manta Holdings II, the “TPG Funds”), which directly holds 5,032,313 shares of Class A Common Stock.

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Foundation Technology Worldwide LLC, as amended, each of TPG AIV Co-Invest and TPG Manta Holdings II may exchange all or a portion of its Common Units (together with an equal number of shares of Class B Common Stock) for shares of Class A Common Stock on a one-for-one basis, subject to customary adjustments, or, at the option of the Issuer, cash (based on the then-market value of the shares of Class A Common Stock).

Because of TPG GP A’s relationship to the TPG Funds, TPG GP A may be deemed to be the beneficial owners of the securities held by the TPG Funds. TPG GP A is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to be the beneficial owners of the securities held by the TPG Funds. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

CUSIP No. 579063108	SCHEDULE 13G	Page 7 of 11

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, $0.001 par value per share (“Class A Common Stock”)

Item 2(e).	CUSIP Number:

579063108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).
(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

CUSIP No. 579063108	SCHEDULE 13G	Page 8 of 11

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).
(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________
Item 4.	Ownership

	(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
	(b)	Percent of Class:
See responses to Item 11 on each cover page.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

CUSIP No. 579063108	SCHEDULE 13G	Page 9 of 11

Item 8.	Identification and Classification of Members of the Group.

The TPG Funds entered into a Stockholders Agreement, dated as of October 21, 2020 with certain other holders (the “Holders”) of shares of Class A Common Stock and Common Units (together with an equal number of shares of Class B Common Stock). Pursuant to the Stockholders Agreement, the TPG Funds and the Holders have agreed to, among other things, vote their shares of Class A Common Stock and Class B Common Stock to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the TPG Funds and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of Class A Common Stock beneficially owned by the TPG Funds and the Holders and/or to constitute a “group” with the Holders. Each Reporting Person and each TPG Fund disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by the Holders, except to the extent of its pecuniary interest therein, if any.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 579063108	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of David Bonderman (9)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of James G. Coulter (10)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of Jon Winkelried (11)

(9) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(10) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(11) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 12, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

CUSIP No. 579063108	SCHEDULE 13G	Page 11 of 11

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.